04015102

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 2 2004
803

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOLE CAPITAL, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1188 BISHOP STREET, SUITE 1712
(No. and Street)

HONOLULU, (City) HI (State) 96813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD B. DOLE (808) 537-6007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E., C.P.A.
(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432, (Address) HONOLULU, (City) HI (State) 96813-4820 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD B. DOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOLE CAPITAL, L.L.C., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER-MANAGER

Title

Notary Public

Jeanne E. Dixon, Notary Public, State of Hawaii
My commission expires: 9/15/04

JEANNE E. DIXON NOTARY PUBLIC STATE OF HAWAII

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

DOLE CAPITAL, LLC
HONOLULU, HI 96813

I have audited the accompanying statement of financial condition of Dole Capital, LLC as of December 31, 2003, and the related statement of supplementary information required by Rule 17a-5 of the Securities and Exchange Commission for the year. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatements. An audit includes examination, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis from my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of Dole Capital, LLC as of December 31, 2003, in conformity with generally accepted auditing principles.

My audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules on page 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all their material respects in relation to the basic financial statements taken as a whole.

February 5, 2004

A:\DOLECAP\OPINION2003-#2.wpd

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: davidlathamcpa@compuserve.com

DOLE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	3,083
Marketable securities at market value		18,201
Accounts receivable		2,725
Total Assets	**$**	**24,009**

LIABILITIES AND MEMBERS EQUITY

Accounts payable	$	2,224
Members Equity		
Members units, 1680 units issued		24,500
Distribution in excess of retained earnings		(2,715)
		21,785
Total Liabilities and Members Equity	**$**	**24,009**

The Notes are an Integral Part of These Financial Statements.

DOLE CAPITAL, LLC

SUPPLEMENTARY INFORMATION
December 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity (from statement of financial condition)	$	21,785
Add:		
Allowable credits		0
Total capital and allowable credits		21,785
Deduct:		
Non-allowable assets		2,725
Total capital		19,060
Other additions and/or allowable credits		0
Net capital before haircuts on securities positions		19,060
Haircuts on securities		
Common stock		2,730
Net Capital	**$**	**16,330**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required: (6-2/3% of aggregate indebtedness	$	148
Minimum dollar net capital requirement of broker-dealer		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital		11,330

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	2,224
Total aggregate indebtedness	**$**	**2,224**
Percentage of aggregate indebtedness to net capital		**14%**